Exhibit 99.01

Reconciliation of EBITDA Loss to Net Loss

In thousands	For the Year Ended December 31,
	2004	2003
	As restated

Net loss	$(6,750)	$(5,938)

Interest expense	1,221	817
Charge for warrant issued to related party for debt guaranty	2,469	--
Income tax (benefit)	(328)	(115)
Depreciation and amortization	1,406	1,218

EBITDA Loss	$(1,982)	$(4,018)

EBITDA is a non-US GAAP financial measure. A definition of EBITDA as used by us, and an explanation for our use of EBITDA, may be found in Management’s Discussion and Analysis of Financial Condition and Results of Operations.